EXHIBIT 99.1

Student Transportation Inc. Honors Safety Wall of Fame Inductees During National School Bus Safety Week

Leading Student Transportation Provider Recognizes Employees for Safety Accomplishments

WALL, N.J., Oct. 19, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's most trusted and largest independent provider of student transportation services, joins school districts across the United States and Canada in celebrating National School Bus Safety Week which begins today, October 19. The National Association of Pupil Transportation's theme for this year's School Bus Safety Week is "Be Smart - Be Seen, I wait in a safe place!" STI is echoing this theme to its passengers and encouraging the children to always cross the street in front of the bus and to stay out of the Danger Zones.

"When you hear this year's Safety Week theme, it prompts the question of whose job it is to teach children about bus safety. And the short answer is, it's all of our jobs – the parents, the school, the bus drivers," states Don Weir, STI's Vice President of Passenger Safety and Compliance. "That's why it is so critical that we collectively teach our kids safe habits for riding the bus, including knowing the Danger Zones, never running after a bus, and never crouching down to retrieve a dropped item near the bus. Be smart and be seen!"

STI's locations throughout North America will be holding safety meetings, demonstrations, and online training courses through its Learning Management System this week. Additionally, the company will be hosting its third annual STI Safety Wall of Fame awards banquet this week in Wall, New Jersey. The company will honor thirteen of its employees who have displayed an outstanding commitment to safety throughout their career in student transportation. Senior executives and staff will join the recipients for the special celebration.

Employees were nominated by Managers at the company's locations. Nominees were held to the highest criteria of safety and performance, including accident-free service within their role, knowledge of company safety policies and procedures, reliability, exceptional performance of their duties, good character and community involvement. This year's inductees into the Safety Wall of Fame are:

Arthur Cooper: Trenton, NJ	Judith Fogel: Santa Maria, CA
Bilal Nosilla: Omaha, NE	Laurette Cillo: Merrimack, NH
Bobbi Gressley: Altoona, PA	Leon Gillam: Chariho, RI
Corina Perez: San Jose, CA	Marlene Ober: Mount Joy, PA
DeAndre Threatt: Milwaukee, WI	Patricia Young: Punxsutawney, PA
Dori Hatheway: London, Ontario	Victor Slape: Omaha, NE
Gwen Childs: Palmdale, CA

For more information on STI's School Bus Safety Week efforts this week, please visit www.RideSTBus.com and follow the company on Twitter and Facebook.

About

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: For more information, please contact:

         Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com